

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Anshu Bhatnagar
Chief Executive Officer
mPhase Technologies, Inc.
9841 Washingtonian Blvd., Suite 390
Gaithersburg, Md., 20878

   Re: mPhase Technologies, Inc.
     Registration Statement on Form S-1
     Filed July 22, 2019
     File No. 333-232746

Dear Mr. Bhatnagar:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Heather Percival at 202-551-3498 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: Martin Smiley, Esq.